05037118

U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

CM 3/16

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

FACING PAGE
Information Required of Brokers and Dealers
Pursuant to Section 17 of the Securities Exchange Act of 1934
and Rule 17a-5 Thereunder

SEC FILE NO.
8-422

REPORT FOR THE PERIOD BEGINNING 01/01/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Credit Suisse First Boston LLC

Official Use Only
FIRM ID. NO.

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 1 2005
DIVISION OF MARKET REGULATION

ADDRESS OF PRINCIPAL PLACE OF BUSINESS:
(Do not use P.O. Box No.)

11 Madison Avenue
(No. and Street)

New York	New York	10010-3629
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Paul O'Keefe (212) 325-8625
(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
(Name -- if individual, state last, first, middle name)

KPMG LLP

757 Third Avenue	New York	New York	10017
(ADDRESS) Number and Street	City	State	Zip Code

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 23 2005
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

3/22

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

3/3 PS

- [X] (a) Facing Page
- [X] (b) Consolidated Statement of Financial Condition
- [X] (c) Consolidated Statement of Income
- [X] (d) Consolidated Statement of Cash Flows
- [X] (e) Consolidated Statement of Changes in Member's Equity
- [X] (f) Consolidated Statement of Changes in Borrowings Subordinated to Claims of General Creditors
- [X] (g) Computation of Net Capital Pursuant to Rule 15c3-1
- [X] (h) Computation for Determination of Reserve Requirement Pursuant to Rule 15c3-3
- [X] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3
- [ ] (j) A Reconciliation, including appropriate explanations, of the computation of Net Capital Under Rule 15c3-1, and the Computation for Determination of the Reserve Requirements Under Exhibit A Rule 15c3-3 (not applicable)
- [ ] (k) A Reconciliation between the Audited and Unaudited Statements of Consolidated Financial Condition with respect to methods of Consolidation (see notes to the Consolidated Financial Statements)
- [X] (l) An Oath or Affirmation
- [ ] (m) A Copy of the SIPC Supplemental Report (not applicable)
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit (Supplemental Report on Internal Control)
- [X] (o) Independent auditor's report on internal accounting control
- [X] (p) Schedule of Segregation Requirements and Funds in Segregation – Customers' Regulated Commodity Futures and Options accounts
- [X] (q) Schedule of Secured Amounts and Funds Held in Separate Accounts for Foreign Futures and Foreign Options Customers Pursuant to the Commodity Exchange Act

See also PUBLIC report filed simultaneously herewith:
Securities Exchange Act:
Statement of Financial Condition
Supplemental Report on Internal Control
See also PUBLIC report filed simultaneously herewith:
Commodity Exchange Act:
Statement of Consolidated Financial Condition
Computation of Net Capital Pursuant to Rule 15c3-1
Schedule of Segregation Requirements and Funds in Segregation
- Customers' Regulated Commodity Futures and Options Accounts
Schedule of Secured Amounts and Funds Held in Separate Accounts for
- Foreign Futures and Foreign Option Customers
Supplemental Report on Internal Control

KPMG

KPMG LLP
345 Park Avenue
New York, NY 10154

Independent Auditors' Report

Member of
Credit Suisse First Boston LLC:

We have audited the accompanying consolidated statement of financial condition of Credit Suisse First Boston LLC and Subsidiaries (the "Company"), a wholly owned subsidiary of Credit Suisse First Boston (USA) Inc., as of December 31, 2004 that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934 and Regulation 1.10 under the Commodity Exchange Act. This consolidated financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this consolidated financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for purposes of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit of a consolidated statement of financial condition includes examining, on a test basis, evidence supporting the amounts and disclosures in that consolidated statement of financial condition. An audit of the consolidated statement of financial condition also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the consolidated statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the consolidated statement of financial condition referred to above presents fairly, in all material respects, the consolidated financial position of Credit Suisse First Boston LLC and Subsidiaries as of December 31, 2004, in conformity with accounting principles generally accepted in the United States of America.

February 28, 2005

KPMG LLP

CREDIT SUISSE FIRST BOSTON LLC AND SUBSIDIARIES
(A wholly owned subsidiary of Credit Suisse First Boston (USA), Inc.)
Consolidated Statement of Financial Condition
December 31, 2004
(In millions)

ASSETS

Cash and cash equivalents	$	211
Collateralized short-term financings:		
Securities purchased under agreements to resell		48,504
Securities borrowed		83,707
Receivables:		
Customers		2,929
Brokers, dealers and other		10,591
Financial instruments owned (includes securities pledged as collateral of $39,088):		
U.S. government and agencies		32,918
Corporate debt		14,534
Equities		27,425
Derivatives contracts		1,172
Commercial paper		1,171
Other		718
Net deferred tax asset		753
Office facilities at cost (net of accumulated depreciation and amortization of $501)		209
Goodwill		447
Loans receivable from parent and affiliates		285
Other assets and deferred amounts		554
Total assets	$	226,128

See accompanying notes to the consolidated statement of financial condition.

CREDIT SUISSE FIRST BOSTON LLC AND SUBSIDIARIES
(A wholly owned subsidiary of Credit Suisse First Boston (USA), Inc.)
Consolidated Statement of Financial Condition
December 31, 2004
(In millions)

LIABILITIES AND MEMBER'S EQUITY

Short-term borrowings	$ 16,312
Collateralized short-term financings:	
Securities sold under agreements to repurchase	97,661
Securities loaned	47,231
Payables:	
Customers	6,647
Brokers, dealers and other	9,535
Financial instruments sold not yet purchased:	
U.S. government and agencies	18,516
Corporate debt	2,830
Equities	3,760
Derivatives contracts	982
Other	77
Obligation to return securities received as collateral	4,980
Accounts payable and accrued expenses	2,990
Other liabilities	2,750
Subordinated borrowings	5,075
Total liabilities	219,346
Member's Equity:	
Member's contributions	5,485
Accumulated earnings	1,304
Accumulated other comprehensive loss	(7)
Total member's equity	6,782
Total liabilities and member's equity	$ 226,128

See accompanying notes to the consolidated statement of financial condition.

1. Organization and Description of Business

Credit Suisse First Boston LLC (the "Company") is a wholly owned subsidiary of Credit Suisse First Boston (USA), Inc. (the "Parent Company" or "CSFB (USA)"), and an indirect wholly owned subsidiary of Credit Suisse First Boston, Inc. ("CSFBI"), whose ultimate parent is Credit Suisse Group ("CSG").

The consolidated statement of financial condition includes the accounts of Credit Suisse First Boston LLC and its wholly owned subsidiary, Special Situations Holdings, Inc. – Westbridge ("Westbridge") as well as a variable interest entity ("VIE") that was consolidated beginning in 2003 as a result of the Company's adoption of the Financial Accounting Standards Board ("FASB") Interpretation ("FIN") No. 46, "Consolidation of Variable Interest Entities," ("FIN 46") an Interpretation of Accounting Research Bulletin No. 51, "Consolidated Financial Statements." See Note 5 for more information regarding the Company's consolidation of VIEs.

The Company, as a U.S. registered broker-dealer, provides a variety of capital raising, market making, advisory and brokerage services for its government, financial institution, high-net-worth individuals and corporate clients and affiliates. It is also a primary dealer in U.S. government securities and an underwriter, placement agent and dealer for money market instruments, commercial paper, mortgage and other asset-backed securities, as well as a range of debt, equity and other convertible securities of corporations and other issuers. The Company also executes trading strategies for its own account using debt, equity and related derivatives instruments.

The December 31, 2003 Member's Equity numbers have been restated to reflect the transfer by CSFBI of the high-net-worth business of Credit Suisse Asset Management, LLC ("CSAM"), a wholly owned subsidiary of CSFBI, to the Company as a capital contribution of $221 million on March 31, 2004. The transfer of this business was accounted for at historical cost in a manner similar to pooling-of-interest accounting because CSAM and the Company were under the common control of CSFBI at the time of transfer. The transferred assets of this business consist principally of goodwill and intangible assets relating primarily to CSAM's acquisition of Warburg Pincus Asset Management in 1999.

2. Summary of Significant Accounting Policies

Basis of financial information. To prepare the consolidated statement of financial condition in accordance with accounting principles generally accepted in the United States of America, management must make estimates and assumptions. The reported amounts of assets and liabilities are affected by these estimates and assumptions, the most significant of which are discussed in the notes to the consolidated statement of financial condition. Estimates, by their nature, are based on judgment and available information. Therefore, actual results could differ materially from these estimates. All material intercompany balances and transactions have been eliminated.

Cash and cash equivalents. Cash and cash equivalents include all demand deposits held in banks and certain highly liquid investments with original maturities of 90 days or less, other than those held for sale in the ordinary course of business.

Collateralized short-term financings. The Company enters into transactions involving securities sold under agreements to repurchase ("repurchase agreements") and securities purchased under agreements to resell ("resale agreements") and securities borrowed and securities loaned transactions as part of the Company's matched-book activities to accommodate clients, finance the Company's trading inventory, obtain securities for settlement and earn interest spreads.

2. Summary of Significant Accounting Policies (Continued)

Repurchase agreements and resale agreements are treated as collateralized financing arrangements and are carried at contract amounts that reflect the amounts at which the securities will be subsequently repurchased or resold. Interest on such contract amounts is accrued and is included in the consolidated statement of financial condition in receivables from and payables to brokers, dealers and other. The Company takes possession of the securities purchased under resale agreements and obtains additional collateral when the market value falls below the contract value. The Company nets certain repurchase agreements and resale agreements with the same counterparty in the consolidated statement of financial condition when the requirements of FIN No. 41, "Offsetting of Amounts Relating to Certain Repurchase and Reverse Repurchase Agreements," are satisfied.

Securities borrowed and securities loaned transactions are recorded at the amount of cash collateral advanced or received. For securities borrowed, the Company deposits cash, letters of credit or other collateral with the lender. For securities loaned, the Company receives cash or other collateral from the borrower generally in excess of the market value of securities loaned. Interest on such transactions is accrued and is included in the consolidated statement of financial condition in receivables from and payables to brokers, dealers and other. The Company monitors the market value of securities borrowed and loaned daily and obtains or refunds collateral as necessary.

Receivables from customers/Payables to customers. Receivables from and payables to customers include amounts due on regular way securities transactions, margin transactions and commodities futures. Securities owned by customers, including those that collateralize margin or similar transactions are not reflected in the consolidated statement of financial condition.

Receivables from brokers, dealers and other/Payables to brokers, dealers and other. Receivables from brokers, dealers and other include amounts receivable for securities not delivered by the Company to a purchaser by the settlement date ("fails to deliver"), accrued dividends and interest and omnibus receivables. Payables to brokers, dealers and other include amounts payable for securities not received by the Company from a seller by the settlement date ("fails to receive") and accrued dividends and interest. In addition, the net receivable or payable arising from unsettled regular-way trades is included in receivables from brokers, dealers and other or payables to brokers, dealers and other.

Fair value of financial instruments. Substantially all of the Company's financial instruments, as well as financial instruments with off-balance sheet risk, are carried at fair value. Fair value is estimated at a specific point in time, based on relevant market information or the value of the underlying financial instrument. Financial instruments are recorded on a trade date basis.

The determination of fair value is fundamental to the Company's financial condition and results of operations and, in certain circumstances, requires management to make complex judgments. Fair value is based generally on listed market prices or broker or dealer price quotations. If prices are not readily determinable or if liquidating the Company's positions is reasonably expected to affect market prices, fair value is based on either internal valuation models or management's estimate of amounts that could be realized under current market conditions. Certain financial instruments, including over-the-counter ("OTC") derivatives contracts, are valued using pricing models that consider, among other factors, contractual and market prices, correlations, time value, credit, yield curve, volatility factors and/or prepayment rates of the underlying positions. The use of different pricing models and assumptions could produce materially different estimates of fair value.

2. Summary of Significant Accounting Policies (Continued)

Derivatives contracts. All derivatives contracts are carried at fair value. See Note 6 for more information.

Office facilities. Office facilities are carried at cost and are depreciated on a straight-line basis over their estimated useful life of two to seven years. Leasehold improvements are amortized over the lesser of the useful life of the improvement or term of the lease.

Goodwill and identifiable intangible assets. Goodwill represents the amount by which the purchase price exceeds the fair value of the net tangible and intangible assets of an acquired company on the date of acquisition. Goodwill is reviewed annually for impairment. Based on the results of the Company's annual review it was determined that no impairment charge was required. Intangible assets that do not have indefinite lives, principally software and customer lists, are amortized over their useful lives and reviewed for impairment. Intangible assets are included in other assets in the consolidated statement of financial condition. See Note 7 for more information.

Consolidation of VIEs. In January 2003, the FASB issued FIN 46, which requires the Company to consolidate all VIEs for which it is the primary beneficiary, defined as the entity that will absorb a majority of expected losses, receive a majority of the expected residual returns, or both. In December 2003, the FASB modified FIN 46, through the issuance of FIN 46R, to address various implementation issues that had arisen since the issuance of FIN 46 and to provide companies the option to defer the adoption of FIN 46 for certain VIEs to periods ending after March 15, 2004. As of December 31, 2003, the Company consolidated one VIE under FIN 46 for which it is the primary beneficiary, which related to its collateralized debt obligation ("CDO") activities. See Note 5 for more information.

Share-based Compensation. In August 2003, the Company adopted the fair value recognition provisions of SFAS No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123"), as amended by SFAS No. 148, "Accounting for Stock-Based Compensation—Transition and Disclosure," using the prospective method. Under the prospective method, the Company recognizes compensation expense over the vesting period for all share option and share awards granted or modified under the Credit Suisse Group International Share Plan ("the Plan") for services provided after January 1, 2003.

Share option awards granted in or before January 2003, if not subsequently modified, continue to be accounted for under the recognition and measurement provisions of Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25"), and no compensation expense has been or will be recognized for those option awards, which had no intrinsic value on the date of grant. Share awards with no vesting requirements granted in or before January 2003 for services provided in prior years were expensed during the year the services were provided. For share awards granted with vesting requirements, compensation expense is recognized over the vesting period.

Deferred taxes. The Company uses the asset and liability method in providing for income taxes which requires that deferred income taxes be recorded and adjusted for the future tax consequences of events that have been recognized in the statement of financial condition or tax returns, based upon enacted tax laws and rates. Deferred tax assets are recognized subject to management's judgment that realization is more likely than not. See Note 16 for more information.

New Accounting Pronouncements

In May 2004, the FASB issued FASB Staff Position ("FSP") 106-2, "Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003"

2. Summary of Significant Accounting Policies (Continued)

("Medicare Act") which supersedes FSP 106-1 issued in January 2004 with the same title ("FSP 106-2"). FSP 106-2 provides guidance on the accounting for the Medicare Act and is effective for the first interim or annual period beginning after June 15, 2004. The Medicare Act became law in December 2003 and introduced both a Medicare prescription drug benefit and a federal subsidy to sponsors of retiree health-care plans that provide a benefit that is at least "actuarially equivalent" to the Medicare benefit. The Company adopted FSP 106-2 on July 1, 2004 and has determined that its retiree health-care plans provide a benefit that is "actuarially equivalent" to the Medicare benefit. The effect of adopting FSP 106-2 did not have a material impact on the Company's financial position. See Note 15 for more information.

In December 2004, the FASB issued SFAS No. 123 (Revised 2004), "Share-Based Payment" ("SFAS 123R"). SFAS 123R is effective for interim or annual reporting periods beginning after June 15, 2005. The Company had previously adopted the recognition provisions of SFAS 123. Under SFAS 123R, a company that has previously adopted the recognition provisions of SFAS 123 must adopt the revised standard using the modified prospective method, and may also choose to apply the modified retrospective method to prior reporting periods. The Company has chosen to adopt early the new standard as of January 1, 2005, using the modified prospective method.

The most significant accounting implications of the adoption of SFAS 123R for the Company are as follows: (i) Inclusion of forfeitures in the estimate of compensation expense determined at the grant date rather than as they occur. The Company will record a cumulative adjustment on January 1, 2005 to reverse the expense previously recognized on all outstanding unvested awards that are not expected to vest. For new grants after January 1, 2005, forfeitures will be included in the initial estimation of the compensation expense at the grant date; (ii) Recognition of compensation cost for all outstanding unvested awards as of January 1, 2005 that were previously accounted for under APB 25 and for which no expense was previously recognized, based on the original grant-date fair value of each award over the remaining requisite service period of the respective award; (iii) Adoption of changes to the presentation of the statement of cash flows in accordance with the revised standard. The Company is evaluating the impact of adopting SFAS 123R and it is not expected to have a material impact on the Company's financial position.

In December 2004, the FASB released FSP 109-1, "Application of FASB Statement No. 109, Accounting for Income Taxes, to the Tax Deduction on Qualified Production Activities Provided by the American Jobs Creation Act of 2004" ("FSP 109-1") and FSP 109-2, "Accounting and Disclosure Guidance for the Foreign Earnings Repatriation Provision within the American Jobs Creation Act of 2004" ("FSP 109-2"). The requirements of FSP 109-1 and 109-2 became effective on December 21, 2004 and did not have an impact on the Company's financial position.

3. Related Party Transactions

The Company is involved in significant financing and other transactions, and has significant related party balances, with Credit Suisse First Boston, a Swiss bank subsidiary of CSG and an indirect parent of the Company, and certain of its subsidiaries and affiliates. The Company generally enters into these transactions in the ordinary course of business and believes that these transactions are generally on market terms that could be obtained from unrelated third parties.

3. Related Party Transactions (Continued)

The following table sets forth the Company's related party assets and liabilities as of December 31, 2004:

		(In millions)
ASSETS		
Securities purchased under agreements to resell	$	6,888
Securities borrowed		2,656
Receivables from customers		41
Receivables from brokers, dealers and other		565
Derivatives contracts		37
Net deferred tax asset		753
Loans receivable from parent and affiliates		285
Total assets	$	11,225
LIABILITIES		
Short-term borrowings	$	16,229
Securities sold under agreements to repurchase		11,570
Securities loaned		36,138
Payables to customers		1,055
Payables to brokers, dealers and other		1,295
Derivatives contracts		40
Obligation to return securities received as collateral		1,252
Taxes payable (included in Other liabilities)		1,020
Intercompany payables (included in Other liabilities)		1,066
Subordinated borrowings		5,075
Total liabilities	$	74,740

The Company sold at cost to CSFBI, the right, title and interest in certain assets with an aggregate value of $316 million, as of December 31, 2004.

Certain of the Company's directors, officers and employees and those of the Company's affiliates maintain margin accounts with the Company in the ordinary course of business. The Company from time to time and in the ordinary course of business, enters into, as principal, transactions involving the purchase or sale of securities from or to such directors, officers and employees and members of their immediate families.

The Credit Suisse Group International Share Plan provides for the grant of equity-based awards to Company employees based on CSG shares pursuant to which employees of the Company may be granted, as compensation, shares or other equity-based awards as compensation for services performed. CSFBI purchases shares from CSG to satisfy these awards, but CSFBI does not require reimbursement from the Company; therefore, amounts are considered a capital contribution to the Company and credited to paid-in-capital.

In connection with its derivatives activities, the Company enters into OTC derivatives contracts with related parties that contingently require the Company, as guarantor, to make payments based on changes in an underlying financial instrument. See Note 10 for more information.

4. Receivables from/Payables to brokers, dealers and other

Amounts receivable from and payable to brokers, dealers and other at December 31, 2004, consist of the following:

	Receivables	Payables
	(In millions)	
Unsettled regular-way securities trades	$ —	$ 3,664
Securities sold not delivered/purchased not received	6,201	5,105
Omnibus receivables	625	—
Receivables from clearing organizations	2,770	—
Payables to clearing organizations	—	45
Accrued dividends and interest	615	610
Other	380	111
Total	$ 10,591	$ 9,535

The Company clears certain of its proprietary and customer transactions through other broker-dealers on a fully disclosed basis. The amounts receivable from/payable to the clearing organizations relate to unsettled trades and are collateralized by securities owned by the Company. See Note 5 for more information.

5. Transfers of Financial Assets

As part of the Company's financing and securities settlement activities, the Company uses securities as collateral to support various secured financing sources. If the counterparty does not meet its contractual obligation to return securities used as collateral, the Company may be exposed to the risk of reacquiring the securities at prevailing market prices to satisfy its obligations. The Company controls this risk by monitoring the market value of financial instruments pledged each day and by requiring collateral levels to be adjusted in the event of excess market exposure.

As of December 31, 2004, the fair value of assets that the Company pledged to counterparties was $189.8 billion, of which $39.1 billion was included in financial instruments owned in the consolidated statement of financial condition.

The Company has also received similar assets as collateral that the Company has the right to re-pledge or sell. The Company routinely re-pledges or lends these assets to third parties. As of December 31, 2004, the fair value of the assets pledged to the Company was $178.4 billion of which $178.2 billion has been sold or re-pledged.

Variable Interest Entities

The Company has variable interests in several CDO VIEs. The CDO entities may have actively managed ("open") portfolios or static or unmanaged ("closed") portfolios. The closed CDO transactions are structured to use QSPEs, which are not consolidated in the Company's statement of financial condition.

The Company has consolidated one CDO VIE for which it is the primary beneficiary. As of December 31, 2004, the Company recorded $291 million, the carrying amount of the consolidated assets of this CDO VIE that were collateral for the VIE obligations. The beneficial interests of this consolidated CDO VIE are payable solely from the cash flows of the related collateral, and the creditors of this VIE do not have recourse to the Company in the event of default.

5. Transfers of Financial Assets (Continued)

The Company retains significant debt and equity interests in open CDO VIEs that are not consolidated because the Company is not the primary beneficiary. The total assets in these CDO VIEs as of December 31, 2004 were $4.5 billion. The Company's maximum exposure to loss as of December 31, 2004 was $62 million, which was the amount of its retained interests, carried at fair value, in financial instruments owned.

Securitization Activities

The Company securitizes residential mortgage-backed securities, agency mortgage-backed securities and asset-backed securities. The Company may retain interests in these securitized assets in connection with its underwriting and market-making activities. The Company's exposure in its securitization activities is limited to its retained interests. Retained interests in securitized financial assets are included at fair value in financial instruments owned in the consolidated statement of financial condition. The fair values of retained interests are determined using present value of estimated future cash flows valuation techniques that incorporate assumptions that market participants customarily use in their estimates of values. As of December 31, 2004, the fair value of the interests retained by the Company was $1.0 billion.

Key economic assumptions used in measuring at the date of securitization the fair value of the retained interests resulting from securitizations completed during the year ended December 31, 2004 were as follows:

	Residential mortgage-backed and agency mortgage-backed securities	Other asset-backed securities
Weighted-average life (in years)	3.2	1.9
Prepayment speed assumption ("PSA") (in rate per annum)[1]	187% to 370%	500%
Cash flow discount rate (in rate per annum)[2]	2.8-39.5%	11.1-15.1%
Expected credit losses (in rate per annum)	5.5%	8.1%

The following table sets forth the fair value of retained interests from securitizations as of December 31, 2004, key economic assumptions used to determine the fair value and the sensitivity of the fair value to immediate adverse changes in those assumptions:

	Residential mortgage-backed and agency mortgage-backed securities	Other asset-backed securities
	(Dollars in millions)	
Carrying amount/fair value of retained interests	$ 959	$ 28
Weighted-average life (in years)	3.3	1.6
PSA (in rate per annum)[1]	263% to 2,381%	583%
Impact on fair value of 10% adverse change	$ (2)	—
Impact on fair value of 20% adverse change	$ (3)	—
Cash flow discount rate (in rate per annum)[2]	4.9%	13.5%
Impact on fair value of 10% adverse change	$ (13)	$ (1)
Impact on fair value of 20% adverse change	$ (26)	$ (2)
Expected credit losses (in rate per annum)	1.2%	9.3%
Impact on fair value of 10% adverse change	$ (2)	$ (1)
Impact on fair value of 20% adverse change	$ (4)	$ (1)

5. Transfers of Financial Assets (Continued)

(1) PSA is an industry standard prepayment speed metric used for projecting prepayments over the life of a residential mortgage loan. PSA utilizes the Constant Prepayment Rate ("CPR") assumptions. A 100% prepayment assumption assumes a prepayment rate of 0.2% per annum of the outstanding principal balance of mortgage loans in the first month. This increases by 0.2% thereafter during the term of the mortgage loan, leveling off to a CPR of 6.0% per annum beginning in the thirtieth month and each month thereafter during the term of the mortgage loan. 100% PSA equals 6 CPR.

(2) The rate is based on the weighted average yield on the retained interest.

These sensitivities are hypothetical and do not reflect the benefits of hedging activities and therefore should be used with caution. Changes in fair value based on a 10% or 20% variation in assumptions generally cannot be extrapolated because the relationship of the change in assumption to the change in fair value may not be linear. Also, the effect of a variation in a particular assumption on the fair value of the retained interests is calculated without changing any other assumption. In practice, changes in one assumption may result in changes in other assumptions (for example, increases in market interest rates may result in lower prepayments and increased credit losses), which may magnify or counteract the sensitivities.

6. Derivatives Contracts

The Company enters into various transactions using derivatives for trading purposes, to hedge trading exposures or to provide products to its clients. These derivatives include options, forwards, futures and swaps. Derivatives are carried at fair value.

Options

The Company writes option contracts specifically designed to meet customer needs, for trading purposes or for hedging purposes. The options do not expose the Company to credit risk because the Company, not its counterparty, is obligated to perform. At the beginning of the contract period, the Company receives a cash premium. During the contract period, the Company bears the risk of unfavorable changes in the value of the financial instruments underlying the options. To manage this market risk, the Company purchases or sells cash or derivative financial instruments on a proprietary basis. Such purchases and sales may include debt and equity securities, forward and futures contracts, swaps and options.

The Company also purchases options to meet customer needs, for trading purposes or for hedging purposes. With purchased options, the Company gets the right, for a fee, to buy or sell the underlying instrument at a fixed price on or before a specified date. The underlying instruments for these options include fixed income securities, equities, foreign currencies and interest rate instruments or indices. The counterparties to OTC option contracts are reviewed to determine whether they are creditworthy.

Forwards and Futures

In the normal course of business, the Company's customer and trading activities include executing, settling and financing various securities and financial instrument transactions. To execute these transactions, the Company purchases and sells (including "short sales") securities, and purchases and sells forward contracts primarily for U.S. Government and agencies, corporate debt, mortgage-backed securities and foreign currencies. In addition, the Company enters into futures contracts on equity-based indices and other financial instruments, as well as options on futures contracts.

Because forward contracts are subject to the financial reliability of the counterparty, the Company is exposed to credit risk. To mitigate this credit risk, the Company limits transactions with specific

6. Derivatives Contracts (Continued)

counterparties, reviews credit limits, requires certain customers and counterparties to maintain margin collateral and adheres to internally established credit extension policies.

For futures contracts and options on futures contracts, the change in the market value is settled with a clearing broker or exchange in cash each day. As a result, the credit risk with the clearing broker is limited to the net positive change in the market value for a single day, which is recorded in receivables (payables) from (to) brokers, dealers and other in the consolidated statement of financial condition.

Swaps

The Company's swap agreements consist primarily of interest rate, equity and credit default swaps. Interest rate swaps are contractual agreements to exchange interest rate payments based on agreed notional amounts and maturity. Equity swaps are contractual agreements to receive the appreciation or depreciation in value based on a specific strike price on an equity instrument in exchange for paying another rate, which is usually based on index or interest rate movements. Credit default swaps are contractual agreements in which one counterparty pays a periodic fee in return for a contingent payment by the other counterparty following a credit event of a reference entity. A credit event is commonly defined as bankruptcy, insolvency, receivership, material adverse restructuring of debt, or failure to meet payment obligations when due. Swaps are reported at fair value.

Quantitative Disclosures for All Derivatives

The fair values of all derivatives contracts outstanding as of December 31, 2004 were as follows:

	Assets	Liabilities
	(In millions)	
Options	$ 728	$ 621
Forward contracts	443	345
Swaps	1	16
Total	$ 1,172	$ 982

These assets and liabilities are included as derivatives contracts in financial instruments owned/sold not yet purchased, respectively, in the consolidated statement of financial condition.

7. Goodwill and Identifiable Intangible Assets

As of December 31, 2004, the Company had $447 million of goodwill. The reported goodwill includes $194 million related to the transfer by CSFBI of the high-net-worth business of CSAM on March 31, 2004. See Note 1 for more information on the transfer.

As of December 31, 2004, the Company had net identifiable intangible assets of $9 million, which are included in other assets and deferred amounts in the consolidated statement of financial condition. Identifiable intangible assets consist primarily of internally developed software, trademarks and customer lists, which are amortized over useful lives ranging from three to 21 years. The reported intangible assets include $8 million related to the transfer by CSFBI of the high net worth business.

8. Subordinated Borrowings

As of December 31, 2004, the Company's outstanding subordinated borrowings were as follows:

		(In millions)
Revolving Subordinated Debt Agreements:		
Due April 30, 2011	$	3,575
Equity Subordination Agreements:		
Due April 30, 2011		1,500
Total subordinated borrowings	$	5,075

The Company has a $4.0 billion revolving subordinated debt agreement with the Parent Company that matures on April 30, 2011. The Company has a $1.5 billion equity subordinated agreement with the Parent Company that matures on April 30, 2011. The above subordinated agreements are at floating interest rates and are equivalent to those obtained by the Parent Company for its subordinated borrowings. The weighted average effective interest rate for these borrowings for the year ended December 31, 2004 was 2.28%.

The borrowings under these agreements qualify as regulatory capital and the agreements include all statutory restrictions specified by the Uniform Net Capital Rule 15c3-1, under the Securities Exchange Act of 1934 ("the Exchange Act"), including restrictive covenants relating to additional subordinated borrowings and to minimum levels of net capital, as defined, and consolidated member's equity.

As of December 31, 2004, the Company maintained with third parties four 364-day committed secured revolving credit facilities totaling $1.5 billion, with two facilities totaling $450 million maturing in February 2005, one facility for $500 million maturing in July 2005 and one facility for $500 million maturing in November 2005. These facilities require the Company to pledge unencumbered marketable securities to secure any borrowings. Borrowings under each facility would bear interest at short-term rates related to either the federal funds rate or LIBOR and can be used for general corporate purposes. The facilities contain customary covenants that the Company believes will not impair its ability to obtain funding. As of December 31, 2004, no borrowings were outstanding under any of the facilities.

9. Leases and Commitments

The Company had no capital lease or purchase obligations as of December 31, 2004. For information about certain of the Company's additional commitments, see Note 10.

The following table sets forth the Company's minimum operating lease commitments as of December 31, 2004:

		(In millions)
2005	$	64
2006		59
2007		55
2008		50
2009		49
Thereafter		333
Total(1)	$	610

9. Leases and Commitments (Continued)

(1) Includes contractual obligations related to certain information technology, equipment leases and software licenses of $6 million and excludes sublease revenue of $17 million and executory costs such as insurance, maintenance and taxes of $150 million.

The following table sets forth certain of the Company's long-term commitments, including the current portion as of December 31, 2004:

	Commitment Expiration Per Period				
	Less than 1 year	1-3 years	4-5 years	Over 5 years	Total commitments
			(In millions)		
Standby resale agreements (1)	$ —	$ 25	$ —	$ —	$ 25
Forward agreements (2)	7,437	—	—	—	7,437
Total commitments	$ 7,437	$ 25	$ —	$ —	$ 7,462

(1) In the ordinary course of business, the Company maintains certain standby resale agreement facilities that commit the Company to enter into securities purchased under agreements to resell with customers at current market rates.

(2) Represents commitments to enter into forward securities purchased under agreements to resell and forward agreements to borrow securities.

The Company has access to standby letters of credit of $1.5 billion as of December 31, 2004. The Company used $57 million in outstanding standby letters of credit as of December 31, 2004, in order to satisfy counterparty collateral requirements.

10. Guarantees

In the ordinary course of business, the Company enters into guarantee contracts as guarantor. FIN No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others" ("FIN 45"), requires disclosure by a guarantor of its maximum potential payment obligations under certain of its guarantees to the extent that it is possible to estimate them. FIN 45 also requires a guarantor to recognize, at the inception of a guarantee, a liability for the fair value of the obligations undertaken in issuing such guarantee, including its ongoing obligation to stand ready to perform over the term of the guarantee in the event that certain events or conditions occur. With certain exceptions, these liability recognition requirements apply to any new guarantees entered into, or current guarantees that are modified, after December 31, 2002.

The guarantees covered by FIN 45 may require the Company to make payments to the guaranteed party based on changes related to an asset, a liability or an equity security of the guaranteed party. The Company may also be contingently required to make payments to the guaranteed party based on another entity's failure to perform under an agreement, or the Company may have an indirect guarantee of the indebtedness of others, even though the payment to the guaranteed party may not be based on changes related to an asset, liability or equity security of the guaranteed party.

In addition, FIN 45 covers certain indemnification agreements that contingently require the Company to make payments to the indemnified party based on changes related to an asset, liability or equity security of the indemnified party, such as an adverse judgment in a lawsuit or the imposition of additional taxes due to either a change in the tax law or an adverse interpretation of the tax law.

10. Guarantees (Continued)

The following table sets forth the maximum quantifiable contingent liability and carrying amount associated with guarantees covered by FIN 45 as of December 31, 2004 by maturity:

	Guarantee of Commitment Expiration Per Period					
	Less than 1 year	1-3 years	4-5 years	Over 5 years	Total guarantees	Carrying amount
			(In millions)			
Derivatives	$ 1,821	$ 40	$ 67	$ 146	$ 2,074	$ 26
Total guarantees	$ 1,821	$ 40	$ 67	$ 146	$ 2,074	$ 26

Derivatives

In the ordinary course of business, the Company enters into OTC contracts that meet the definition of a guarantee under FIN 45. Included in this category are certain written OTC put option contracts, pursuant to which the counterparty can potentially force the Company to acquire the underlying financial instrument or require the Company to make a cash payment in an amount equal to the decline in value of the financial instrument underlying the OTC put option. Also included in this category are credit derivatives that may subject the Company to credit spread or issuer default risk because the change in credit spreads or the credit quality of the underlying financial instrument may obligate the Company to make a payment. The Company seeks to manage these OTC derivatives exposures by engaging in various hedging strategies to reduce its exposure.

FIN 45 does not require disclosures about derivatives instruments if they can be cash settled and the Company has no basis to conclude that it is probable that the counterparties held the underlying instruments related to the derivatives instrument at the inception of the contract. Derivatives meeting both of these criteria are not disclosed in the above table.

As of December 31, 2004, the Company recorded $26 million in derivatives that met the definition of a guarantee under FIN 45. These are reflected as derivatives contracts in the consolidated statement of financial condition. The maximum gross contingent liability, excluding any potential offset from hedging activities related to these contracts, was $2.1 billion, of which $16 million was with CSG affiliates. These amounts were determined by using notional values and represent the obligations of the Company in the event that all the underlying financial instruments are worthless, the likelihood of which the Company believes is remote. For more information on derivatives, see Note 6.

Other Guarantees

The Company has certain guarantees for which its maximum contingent liability cannot be quantified. These guarantees are not reflected in the table above and are discussed below.

Exchange and Clearinghouse Memberships

The Company is a member of numerous securities exchanges and clearinghouses, and may, as a result of its membership arrangements, be required to perform if another member defaults. The Company has determined that it is not possible to estimate the maximum amount of these obligations and believes that any potential requirement to make payments under these arrangements is remote.

11. Concentrations of Credit Risk

As a securities broker and dealer, the Company is engaged in various securities trading and brokerage activities servicing a diverse group of domestic and foreign corporations, governments and institutional and individual investors. A substantial portion of the Company's transactions are executed with and on behalf of institutional investors, including other brokers and dealers, commercial banks, U.S. agencies, mutual funds, hedge funds and other financial institutions. These transactions are generally collateralized. Credit risk is the potential for loss resulting from the default by a counterparty of its obligations. Exposure to credit risk is generated by securities and currency settlements, contracting derivatives and forward transactions with customers and dealers, and the holding in inventory of bonds. The Company uses various means to manage its credit risk. The creditworthiness of all counterparties is analyzed at the outset of a credit relationship with the Company. These counterparties are subsequently reviewed on a periodic basis. The Company sets a maximum exposure limit for each counterparty, as well as for groups or classes of counterparties. Furthermore, the Company enters into master netting agreements when feasible and demands collateral from certain counterparties or for certain types of credit transactions. As of December 31, 2004, the Company did not have any significant concentrations of credit risk.

The Company's customer securities activities are transacted either in cash or on a margin basis, in which the Company extends credit to the customer. The Company seeks to control the risks associated with its customer activities by requiring customers to maintain margin collateral to comply with various regulatory and internal guidelines. The Company monitors required margin levels each day and requires customers to deposit additional collateral, or reduce positions, when necessary.

12. Net Capital Requirements

The Company is a registered broker-dealer, registered futures commission merchant and member firm of the New York Stock Exchange Inc. ("NYSE"). Accordingly, the Company is subject to the minimum net capital requirements of the Securities and Exchange Commission ("SEC") and the Commodities Futures Trading Commission ("CFTC"). Under the alternative method permitted by SEC Rule 15c3-1, the required net capital may not be less than the greater of two percent of aggregate debit balances arising from customer transactions or 4 percent of the funds required to be segregated pursuant to the Commodity Exchange Act less the market value of certain commodity options, all as defined. Under CFTC Regulation 1.17, the required minimum net capital requirement is 8% of the total risk margin requirement (as defined) for all positions carried in customer accounts plus 4% of the total risk margin requirement (as defined) for all positions carried in non-customer accounts. At December 31, 2004, the CFTC's minimum net capital requirement was greater than the SEC's minimum net capital requirement. As of December 31, 2004, the Company's net capital of approximately $3.2 billion was 60.5% of aggregate debit balances and in excess of the CFTC's minimum requirement by approximately $3.0 billion.

13. Cash and Securities Segregated Under Federal and Other Regulations

In compliance with the Commodity Exchange Act, the Company segregates funds deposited by customers and funds accruing to customers as a result of trades or contracts. As of December 31, 2004, cash and securities aggregating $3.1 billion were segregated or secured in separate accounts exclusively for the benefit of customers.

In accordance with the SEC's no-action letter dated November 3, 1998, the Company computed a reserve requirement for the proprietary accounts of introducing broker-dealers. As of December 31, 2004, the Company segregated securities aggregating $1.5 billion on behalf of introducing broker-dealers.

13. Cash and Securities Segregated Under Federal and Other Regulations (Continued)

In addition, the Company segregated U.S. Treasury securities with a market value of $4.4 billion as of December 31, 2004 in a special reserve bank account exclusively for the benefit of customers as required by rule 15c3-3 of the Exchange Act.

14. Share-Based Compensation

The Company participates in the Plan sponsored by CSG. The Plan provides for share option and share awards to be granted to certain employees based on the fair market value of CSG shares at the time of grant.

In August 2003, the Company adopted the fair value recognition provisions of SFAS 123 to account for its share-based compensation with an effective date of January 1, 2003. For additional information, see Note 2.

Share Awards

In September 2003, the Company amended the Plan and introduced three-year vesting for share awards, which is effective for all grants made in January 2004. For share awards with future service requirements, compensation expense is recognized over the service period, which ranges from one to five years. For additional information, see Note 2.

The following table reflects the number of shares granted as share awards under the Plan and their weighted-average fair value at the grant date during 2004:

	2004
Shares granted (in millions)	21
Weighted-average fair value at grant date	$ 37.24

The number of share awards outstanding as of December 31, 2004 was 46 million.

Share Option Awards

In September 2003, the Company also amended the Plan and introduced three-year vesting for share option awards effective January 1, 2004. For share option awards granted after January 2003 with future service requirements, compensation expense is recognized over the service period, which ranges from two to four years. These awards expire ten years from the grant date.

Share option awards issued prior to January 2003 for service provided in prior years were accounted for under the provisions of APB 25, therefore no compensation expense was recognized for these awards. These share option awards have a service period of one to four years and expire from seven to ten years from the grant date.

The number of share option awards outstanding as of December 31, 2004 was 23 million. The number of share option awards exercisable as of December 31, 2004 was 16 million. The Company did not grant any share option awards during 2004.

15. Employee Benefit Plans

The Company provides retirement and postretirement benefits to its U.S. and certain non-U.S. employees through participation in defined benefit and defined contribution pension plans and other plans. The Company's measurement date is September 30 for its pension and other postretirement benefit plans.

Pension Plans

The Company participates in a non-contributory defined benefit pension plan (the "Qualified Plan") available to individuals employed before January 1, 2000. Effective January 1, 2004, compensation and credited service for benefit purposes were frozen for certain participants. Employees who no longer accrue benefits in the Qualified Plan, participate in a savings and retirement plan similar to employees hired on or after January 1, 2000.

Contributions to the Qualified Plan are made as required by the Internal Revenue Code and applicable law but not in excess of the amounts deductible by the Company for income tax purposes.

The Company also sponsors a savings and retirement plan, which is a defined contribution plan, with both a savings and a retirement component. All employees are eligible to participate in the savings component whereby the Company matches employee contributions. In addition, individuals employed before January 1, 2000 who do not accrue benefits under the Qualified Plan and employees hired on or after January 1, 2000 participate in the retirement component and receive a retirement contribution that is linked to the return on equity of the Credit Suisse First Boston business unit.

The Company also provides a non-contributory, non-qualified, unfunded plan (the "Supplemental Plan"), which provides benefits to certain senior employees and Qualified Plan participants whose benefits may be limited by tax regulations. Benefits under these pension plans are based on years of service and employee compensation.

Other Postretirement Plans

In addition, the Company provides certain subsidized unfunded health-care benefits for eligible retired employees (the "Other Plans"). Employees hired prior to July 1, 1988 become eligible for these benefits if they meet minimum age and service requirements. The plan sponsor has the right to modify or terminate these benefits. As of December 31, 2004, the aggregate accumulated postretirement benefit obligation was $62 million.

15. Employee Benefit Plans (Continued)

Benefit Obligation and Plan Assets

The following table reconciles the changes in the projected benefit obligation and the fair value of the plan assets and summarizes the funded status for the Qualified Plan, the Supplemental Plan and the Other Plans. Amounts shown are as of the measurement date, which is September 30, 2004:

	Qualified	Supplemental and Other
	(In millions)	
Change in Benefit Obligation		
Projected benefit obligation as of beginning of period	$ 575	$ 104
Service cost	19	3
Interest cost	33	6
Participant contributions	—	1
Amendments	2	—
Actuarial (gain)/loss	(7)	8
Benefits paid	(17)	(5)
Curtailments	(15)	—
Adoption of FSP 106-2	—	(11)
Projected benefit obligation as of the end of period	$ 590	$ 106
Change in Plan Assets		
Fair value of assets as of the beginning of period	$ 385	$ —
Actual return on plan assets	37	—
Participant contributions	—	1
Employer contributions	220	4
Benefits paid	(17)	(5)
Fair value of assets as of the end of period	$ 625	$ —
Funded Status		
Funded status –funded (underfunded)	$ 35	$ (106)
Unrecognized transition obligation	4	1
Unrecognized net actuarial loss	239	28
Net amount recognized	$ 278	$ (77)

As of December 31, 2004, the Company had recognized a prepaid benefit cost of $278 million relating to the Qualified Plan and a liability of $77 million for the Supplemental and Other Plans in the consolidated statement of financial condition.

The Company had a fully funded accumulated benefit obligation in the Qualified Plan as of the valuation date in 2004 and reversed the minimum pension liability adjustments applicable to the Qualified Plan recorded in prior years resulting in an increase in member's equity of $150 million, net of income taxes.

The accumulated benefit obligation for the Qualified Plan was $564 million as of September 30, 2004. The accumulated benefit obligation for the Supplemental Plans was $41 million as of September 30, 2004.

15. Employee Benefit Plans (Continued)

Estimated Future Benefit Payments

The estimated future benefit payments expected to be made by the Qualified, Supplemental and Other plans are as follows:

	Qualified	Supplemental and Other
	(In millions)	
2005	$ 8	$ 4
2006	9	4
2007	10	5
2008	11	5
2009	14	5
Years 2010-2014	110	32

Assumptions Used in Determining Obligations

The assumptions used in determining the projected benefit obligation for the Qualified and Supplemental plans and the projected health-care postretirement benefit obligation for the Other Plans as of September 30, 2004 were:

Projected benefit obligation	
Discount rate	6.00%
Rate of compensation increase	3.75%
Projected health-care postretirement benefit obligation	
Discount rate	6.00%
Rate of compensation increase	5.50%

In determining the accumulated postretirement health-care benefit obligation for 2004, the Company assumed the following:

	Obligation
Health-care rate increases	
2004	NA
2005	8.00%
Ultimate trend rate increase	4.75%
Ultimate trend expected to be achieved	2010

Investments

The investment policies and strategies of the Qualified Plan are determined by a committee made up of the Company's senior management. The policy is based on long-term goals and is therefore not frequently revised. The investment goal is to create an asset mix that is adequate for future benefit obligations by creating a diversified investment portfolio, while managing various risk factors and maximizing the Qualified Plan's investment returns through use of related party and external fund managers and clearly defined strategies. Senior management regularly monitors actual allocation compared to the policy. The current asset allocation goal is to achieve an asset mix of approximately 35% in domestic equities; 20% in international equities; 24% in fixed income securities, including 0% to 20% in high-yield securities; 10% in real estate; 10% in alternate investments (primarily hedge funds); and 1% in cash. Contributions to the Qualified Plan are

15. Employee Benefit Plans (Continued)

made as required by the Internal Revenue Code and applicable law but not in excess of the amounts deductible by the Company for income tax purposes.

The following table presents the percentage of the fair value of the Qualified Plan assets as of September 30, 2004 by type of asset:

	Qualified
Asset Allocation:	
Equity securities	43%
Fixed income securities (including high-yield securities)	21
Real estate	3
Cash and other	33
Total	100%

16. Deferred Taxes

Deferred tax assets and deferred tax liabilities in the consolidated statement of financial condition are generated by the following temporary differences as of December 31, 2004:

	(In millions)
Deferred tax assets:	
Inventory	$ 76
Investments	31
Other liabilities and accrued expenses, primarily compensation and benefits	668
State and local taxes	22
Total deferred tax assets	797
Deferred tax liabilities:	
Inventory	7
Investments	12
Other	3
Total deferred tax liabilities	22
Deferred tax assets net of deferred tax liabilities	775
Valuation allowance for state and local taxes	(22)
Net deferred tax asset	$ 753

Due to uncertainty concerning the Company's ability to generate the necessary amount and mix of state and local taxable income in future periods, the Company maintains a valuation allowance against its deferred state and local tax asset in the amount of $22 million as of December 31, 2004. The valuation allowance for the year ended December 31, 2004 decreased $4 million from December 31, 2003. The Company has determined that the realization of the remaining recognized deferred tax assets as of December 31, 2004 is more likely than not based on anticipated future taxable income. In addition, for federal income tax purposes, the Company has planning strategies available that enhance its ability to utilize these tax benefits.

17. Legal Proceedings

The Company is involved in a number of judicial, regulatory and/or arbitration proceedings concerning matters arising in connection with the conduct of its businesses. The Company believes, based on currently available information and advice of counsel, that the results of such proceedings, in the aggregate, will not have a material adverse effect on its financial condition but might be material to operating results for any particular period, depending, in part, upon the operating results for such period.

In re Issuer Plaintiff Initial Public Offering Fee Antitrust Litigation

Since November 1998, several lawsuits have been filed in the U.S. District Court for the Southern District of New York against the Company, Donaldson, Lufkin & Jenrette Securities Corporation ("DLJSC"), and numerous other brokerage firms, alleging that the defendant broker-dealers conspired to fix the "fee" paid for underwriting certain IPO securities by setting the underwriters' fee or "spread" at 7%, in violation of the federal antitrust laws. The lawsuits purport to be class actions brought on behalf of classes of persons and entities that purchased and issued securities in those IPOs.

In February 1999, the district court consolidated the various cases in a single litigation, captioned In re Public Offering Fee Antitrust Litigation. On April 29, 1999, the defendant underwriters filed a motion to dismiss the complaint as a matter of law.

Meanwhile, beginning in August 2000, several other complaints were filed on behalf of issuers of stock in IPOs containing the same allegations of an industry-wide conspiracy to fix IPO underwriting fees. By order, dated April 10, 2001, the district court consolidated the issuer complaints.

On February 14, 2001, the district court dismissed the purchaser plaintiffs' claims on the ground that those plaintiffs lacked legal standing to assert antitrust claims. By order, dated December 13, 2002, the U.S. Court of Appeals for the Second Circuit vacated the district court's decision and remanded the action to the district court for consideration of the additional grounds for dismissal asserted in the motion to dismiss.

On July 6, 2001, the issuer plaintiffs filed a consolidated issuer complaint, naming numerous defendants, including the Company and CSFB (USA), under the caption In re Issuer Plaintiff Initial Public Offering Fee Antitrust Litigation. On September 28, 2001, the defendants moved to dismiss the consolidated issuer complaint. On September 25, 2002, the district court denied the defendants' motion to dismiss and defendants sought leave to file an interlocutory appeal of that decision. On January 17, 2003, the district court issued an order deferring a ruling on the defendants' motion until the district court reached a decision, upon remand, of the motion to dismiss the consolidated purchaser complaint.

On March 26, 2003, defendants filed a motion to dismiss on the grounds of implied immunity in both the consolidated issuer and consolidated purchaser cases. The district court denied that motion in an order, dated June 26, 2003.

17. Legal Proceedings (Continued)

Litigation Relating to IPO Allocation/Research-related Practices

Since January 2001, the Company, an affiliate, and several other investment banks have been named as defendants in a large number of putative class action complaints filed in the U.S. District Court for the Southern District of New York concerning IPO allocation practices. On April 19, 2002, the plaintiffs filed consolidated amended complaints alleging various violations of the federal securities laws resulting from alleged material omissions and misstatements in registration statements and prospectuses for the IPOs and, in some cases, follow-on offerings, and with respect to transactions in the aftermarket for those offerings. The complaints contain allegations that the registration statements and prospectuses either omitted or misrepresented material information about commissions paid to investment banks and aftermarket transactions by certain customers that received allocations of shares in the IPOs. The complaints also allege that misleading analyst reports were issued to support the issuers' allegedly manipulated stock price and that such reports failed to disclose the alleged allocation practices or that analysts were allegedly subject to conflicts of interest. On July 1, 2002, the Company, an affiliate and other defendants moved to dismiss the consolidated class action complaints. On February 19, 2003, the district court denied the motion as to the Company, an affiliate and the other defendant investment banks, as well as with respect to certain issuer and individual defendants. On September 2, 2003, the plaintiffs filed an omnibus motion for class certification in all of these actions. By agreement among the parties and the district court, six cases were selected as focus cases for class certification purposes. The underwriter defendants opposed class certification in the six focus cases on February 24, 2004. On October 13, 2004, the district court issued an order granting in substantial part plaintiffs' motion for class certification in each of the six focus cases. The district court stated that the order "is intended to provide strong guidance, if not dispositive effect, to all parties when considering class certification in the remaining actions." On October 27, 2004, the underwriter defendants in the six focus cases filed a petition for review of the class certification order in the U.S. Court of Appeals for the Second Circuit. That petition remains pending and discovery is proceeding in the case. Separately, in June 2003, the plaintiffs announced a proposed settlement of their claims against the issuer defendants and the issuers' officers and directors. In June 2004, the plaintiffs and settling issuer and individual defendants moved for preliminary approval of the settlement. In an order, dated February 15, 2005, the district court preliminarily approved the settlement.

Since March 2001, the Company and several other investment banks have been named as defendants in a number of putative class actions filed with the U.S. District Court for the Southern District of New York, alleging violations of the federal and state antitrust laws in connection with alleged practices in allocation of shares in IPOs in which such investment banks were a lead or co-managing underwriter. The amended complaint in these lawsuits, which have now been consolidated into a single action, alleges that the underwriter defendants have engaged in an illegal antitrust conspiracy to require customers, in exchange for IPO allocations, to pay non-competitively determined commissions on transactions in other securities, to purchase an issuer's shares in follow-on offerings, and to commit to purchase other less desirable securities. The complaint also alleges that the underwriter defendants conspired to require customers, in exchange for IPO allocations, to agree to make aftermarket purchases of the IPO securities at a price higher than the offering price, as a precondition to receiving an allocation. These alleged "tie-in" arrangements are further alleged to have artificially inflated the market price for the securities. On May 24, 2002, the Company and the other defendants moved to dismiss the amended complaint. On November 3, 2003, the district court granted the motion to dismiss and dismissed the action with prejudice as to all defendants. The plaintiffs subsequently appealed that decision to the U.S. Court of Appeals for the Second Circuit. Oral argument on that appeal was held on December 13, 2004, and a decision remains pending.

17. Legal Proceedings (Continued)

Several putative class action lawsuits have been filed against the Company in the wake of publicity surrounding the industry-wide governmental and regulatory investigations into research analyst practices and certain IPO allocation practices. Cases are pending against the Company in the U.S. District Courts for the Southern District of New York and the District of Massachusetts on behalf of purchasers of shares of Atmel Corporation, Agilent Technologies, Inc., AOL Time Warner Inc., Razorfish, Inc., Lantronix, Inc., Synopsys, Inc., and Winstar, Inc. The complaints generally assert claims under Section 10(b) of the Exchange Act and Rule 10b-5 promulgated thereunder, and Section 20(a) of the Exchange Act. The actions relating to AOL Time Warner Inc., Agilent Technologies, Inc., Razorfish, Inc., Synopsys, Inc., and Winstar, Inc., have all been separately consolidated in the U.S. District Court for the District of Massachusetts, and motions to dismiss have been filed in all actions. On July 27, 2004, the Synopsys action was voluntarily dismissed while the Company's motion to dismiss was pending. The Company's motion in the Winstar action was denied on August 12, 2004, and the Company's motion in the Razorfish action was denied on September 21, 2004. The actions relating to Atmel and Lantronix have been stayed pending an appellate ruling in another matter with issues relevant to these actions.

The Company has been named as a defendant in a class action filed in California state court on behalf of residents of California who held shares in certain issuers for which the Company had issued research reports. On March 2, 2004, the Company's motion to dismiss was granted. The plaintiffs have appealed this decision.

The Company also has filed motions to dismiss in a class action filed in Missouri state court and a consumer fraud action brought by the West Virginia Attorney General, both relating to analyst research. Plaintiff in the Missouri action voluntarily dismissed its complaint and refiled a similar action in the U.S. District Court for the Southern District of New York on September 20, 2004. The Company filed its motion to dismiss that complaint on January 14, 2005. The Company's motion to dismiss the West Virginia action was denied on July 23, 2004; however, a controlling question of law was immediately certified to the West Virginia Supreme Court of Appeals, which accepted the question on January 19, 2005.

Enron-related litigation and inquiries

Numerous actions have been filed against the Company and its affiliates ("the Company") relating to Enron Corp. or its affiliates ("Enron"). On April 8,2002, CSFB and certain other investment banks were named as defendants along with, among others, Enron, Enron executives and directors, and external law and accounting firms in two putative class action complaints filed in the U.S. District Court for the Southern District of Texas (*Newby, et al. v. Enron, et al.* and *Tittle, et al. v. Enron, et al.*). The *Newby* action was filed by purchasers of Enron securities and alleges violations of the federal securities laws. A motion by the Company to dismiss the *Newby* complaint was denied in December 2002, and the Company has answered the complaint, denying all liability. On September 30, 2003, the district court granted the Company's motion to dismiss the *Tittle* complaint, which had been filed by Enron employees who participated in various Enron employee savings plans. On May 14, 2003, the lead plaintiff in *Newby* filed an amended complaint that, among other things, named as defendants additional entities of the Company, expanded the putative class to include purchasers of certain Enron-related securities, and alleged additional violations of the federal securities laws. On March 31, 2004, the Company's motion to dismiss the new claims and new entities asserted in the amended complaint was granted as to certain claims that were based on the Securities Act of 1933, but denied in all other respects. On May 28, 2003, the lead plaintiff in *Newby* filed an amended motion for class certification of a more broadly defined class based on the amended complaint. On April 30, 2004, the Company answered the amended complaint, denying all liability. Lead plaintiff's motion for class certification in *Newby* is pending.

17. Legal Proceedings (Continued)

Several other actions filed against the Company and other parties have been consolidated or coordinated with the *Newby* action and stayed as to the filing of amended or responsive pleadings pending the district court's decision on class certification in *Newby*. Similarly consolidated or coordinated with *Newby* and stayed have been several actions against Arthur Andersen, LLP, in which Andersen brought claims for contribution against the Company and other parties as third-party defendants.

Additional Enron-related actions have been filed in various state courts against the Company and other parties, including: (i) a complaint by two investment funds that purchased certain Enron-related securities alleging insider trading and other violations of California law; (ii) a complaint by investment funds or fund owners that purchased senior secured notes issued by Osprey Trust and Osprey Trust I alleging violations of California law and fraud, deceit and negligent misrepresentation; (iii) an action by AUSA Life Insurance Company, Inc. and eleven other insurance company plaintiffs alleging violations of state securities laws, common law fraud and civil conspiracy in connection with securities offerings by certain Enron-related entities; and (iv) a complaint by purchasers of Enron, Marlin, Osprey, and Montclare Trust securities alleging violations of state securities laws, fraud, deceit, and civil conspiracy.

In addition, several new actions were filed in November, 2004, against the Company and other parties in both federal and state court, including: (i) a complaint in Texas federal court brought by purchasers of Enron debt securities alleging that the Company and certain other investment banks engaged in negligence, fraud, civil conspiracy, and violations of the Texas Securities Act in connection with an Enron debt securities offering; (ii) complaints in Washington and Nevada federal court brought by electrical utility companies alleging that defendants aided and abetted fraud, engaged in civil conspiracy and misrepresentation by participating in schemes to misrepresent the financial condition of Enron, which in turn permitted Enron to enter into electricity contracts with the plaintiffs and manipulate prices in the electricity market; and (iii) a complaint in Texas state court brought by various insurers alleging that defendants engaged in civil conspiracy and fraud in violation of the Texas Business and Commerce Code and the Texas Securities Act. These cases are in the process of being consolidated or coordinated with the *Newby* action.

On July 16, 2004, the Company and certain other investment banks were also sued in Texas state court by a sub-group of the limited partners that had invested in LJM2 Co-Investment, L.P. ("LJM2"), a now bankrupt limited partnership formed by Enron's former Chief Financial Officer, Andrew Fastow. The plaintiffs allege, among other things, that the defendants breached their fiduciary duties, were unjustly enriched, engaged in a civil conspiracy, aided and abetted a violation of the Texas Securities Act, aided and abetted fraud, and aided and abetted breaches of fiduciary duty.

A putative class action was also brought against the Company and other defendants on behalf of purchasers of the common stock of New Power Holdings, Inc. alleging violations of the federal securities laws. In September 2004, the Company and the other underwriter defendants reached a settlement agreement with the plaintiffs. The terms of the settlement were approved by the court during a fairness hearing held November 30, 2004. In addition, the Company and other underwriter defendants sought to recover a portion of the settlement by filing an indemnification claim against NewPower in NewPower's bankruptcy proceedings in the U.S. Bankruptcy Court. On January 10, 2005, an order was entered approving a settlement of the indemnification claim.

In December 2001, Enron filed a petition for Chapter 11 relief in the U.S. Bankruptcy Court for the Southern District of New York. On November 4, 2003, a court-appointed bankruptcy examiner filed a final report that contained the examiner's conclusions with respect to several parties, including the Company. Enron has brought four adversary proceedings against the Company, seeking avoidance and recovery of various alleged preferential, illegal and fraudulent transfers; disallowance and equitable subordination of the

17. Legal Proceedings (Continued)

Company's claims in the bankruptcy proceedings; recharacterization of one transaction as a loan and related declaratory relief, avoidance of security interests, and turnover and recovery of property; and damages, attorneys' fees and costs for alleged aiding and abetting of fraud and breaches of fiduciary duty by Enron employees and civil conspiracy. In the principal adversary proceeding, Enron filed a Fourth Amended Complaint on January 10, 2005.

The Company has received periodic requests for information and/or subpoenas from certain governmental and regulatory agencies, including the Enron Task Force, regarding Enron and its affiliates. The Company has cooperated fully with such inquiries and requests.

NCFE-related Litigation

Since February 2003, lawsuits have been filed against the Company with respect to services that it rendered to National Century Financial Enterprises, Inc. and its affiliates ("NCFE"). From January 1996 to May 2002, the Company acted as a placement agent for bonds issued by NCFE that were to be collateralized by health-care receivables, and in July 2002, as a placement agent for a sale of NCFE preferred stock. NCFE filed for bankruptcy protection in November 2002.

In these lawsuits, which were filed in (or removed to) federal courts in Arizona, Ohio, New Jersey and New York, investors in NCFE's bonds and preferred stock have sued numerous defendants, including the founders and directors of NCFE, the trustees for the bond issuances, NCFE's auditors and law firm, the rating agencies that rated NCFE's bonds, and NCFE's placement agents, including the Company. The allegations include claims for breach of contract, negligence, fraud, and violation of federal and state securities laws. By orders dated November 13, 2003, December 11, 2003, and March 3, 2004, the Judicial Panel on Multidistrict Litigation ("MDL") consolidated the matters and transferred them to the U.S. District Court for the Southern District of Ohio for pre-trial purposes. The Company has filed motions to dismiss in each of these cases. Those motions remain pending before the district court.

In addition, in November 2004, the trust created through NCFE's confirmed bankruptcy plan commenced two actions in federal court in Ohio against the Company and certain affiliates. The trust filed an action in the U.S. District Court for the Southern District of Ohio asserting common law claims similar to those asserted in the MDL cases against several of the same defendants, and it also alleged statutory claims under the Ohio corrupt practices act, claims for professional negligence and claims under the U.S. Bankruptcy Code. The trust also filed an action in the U.S. Bankruptcy Court for the Southern District of Ohio objecting to the proofs of claim filed by the Company in NCFE's bankruptcy and seeking disgorgement of amounts previously distributed to the Company under the bankruptcy plan.

U.K. Insurance Litigation

On August 7, 2003, a syndicate of insurance companies filed Consolidated Particulars of Claims against CSG, the Company, and CSFB (USA) in the London Commercial Court alleging that certain excess liability insurance policies provided to these entities should be invalidated. These insurance policies are intended to provide coverage for damages, expenses, or settlements in excess of designated deductibles and below designated caps resulting from certain legal proceedings involving CSG or its subsidiaries. The insurance syndicate alleges that these insurance policies should be invalidated based on certain purported misrepresentations and misleading statements made by the CSG defendants to the insurance syndicate in connection with the underwriting of the policies. On June 11, 2004, the court ordered a stay of the proceedings on the terms of a stay agreement agreed between the parties.

17. Legal Proceedings (Continued)

Mutual Fund Investigation

The Company and certain of its current and former affiliates have received subpoenas and/or requests for information from the New York Attorney General's Office and the SEC, as part of the industry-wide investigation relating to the practices of mutual funds and certain of their customers. These requests are focused on the practices of market timing and late trading. The Company is cooperating fully with these requests.

KPMG LLP
345 Park Avenue
New York, NY 10154

Report on Internal Control Required by SEC Rule 17a-5 and CFTC Regulation 1.16

Member of
Credit Suisse First Boston LLC

In planning and performing our audit of the consolidated financial statements of Credit Suisse First Boston LLC and Subsidiaries (the "Company"), a wholly owned subsidiary of Credit Suisse First Boston (USA), Inc., for the year ended December 31, 2004, we considered its internal control, including control activities for safeguarding securities and customer and firm assets, in order to determine our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC") and Regulation 1.16 of the Commodity Futures Trading Commission ("CFTC"), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) and Regulation 1.16, in the following:

1) Making the periodic computations of aggregate debits and net capital under SEC rule 17a-3(a)(11) and the reserve required by SEC rule 15c3-3(e)

2) Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by SEC rule 17a-13

3) Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

4) Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by SEC rule 15c3-3

5) Making the periodic computations of minimum financial requirements pursuant to CFTC Regulation 1.17

6) Making the daily computations of the segregation requirements of section 4d(2) of the Commodity Exchange Act and the regulations thereunder, and the segregation of funds based upon such computations

7) Making the daily computations of the foreign futures and foreign options secured amount requirements pursuant to Regulation 30.7 of the CFTC

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's and CFTC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of consolidated financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) and Regulation 1.16 list additional objectives of the practices and procedures listed in the preceding paragraph.

Because of the inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the consolidated financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities and customer and firm assets that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC and CFTC to be adequate for their purposes in accordance with the Securities Exchange Act of 1934, the Commodity Exchange Act, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004, to meet the SEC's and CFTC's objectives.

This report is intended solely for the information and use of the Board of Managers, management, the SEC, the New York Stock Exchange, the CFTC and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and regulation 1.16 of the CFTC, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

February 28, 2005